UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-01204

HESS CORPORATION*
(Exact name of registrant as specified in its charter)

1185 Avenue of the Americas New York, NY 10036 (212) 997-8500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.30% Notes due 2027 7.875% Notes due 2029 7.30% Notes due 2031 7.125% Notes due 2033 6.00% Notes due 2040 5.60% Notes due 2041 5.80% Notes due 2047 Common Stock, $1.00 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

4.30% Notes due 2027 – 72 holders

7.875% Notes due 2029 – 59 holders

7.30% Notes due 2031– 60 holders

7.125% Notes due 2033– 61 holders

6.00% Notes due 2040 – 58 holders

5.60% Notes due 2041 – 62 holders

5.80% Notes due 2047 – 53 holders

Common Stock, $1.00 par value – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Hess Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HESS CORPORATION

Date: July 28, 2025	By:	/s/ Kari H. Endries
	Name:	Kari H. Endries
	Title:	Assistant Secretary

*	On October 22, 2023, Hess Corporation, a Delaware corporation (“Hess”), Chevron Corporation, a Delaware corporation (“Chevron”), and Yankee Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Chevron (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for Chevron to acquire Hess. Pursuant to the Merger Agreement, on July 18, 2025, Merger Subsidiary merged with and into Hess, with Hess continuing as the surviving corporation and a direct, wholly owned subsidiary of Chevron.